Exhibit 99.1
FCA reports record Adjusted EBIT at €2.0 billion and margin at 6.9%, including Magneti Marelli. NAFTA up 51% with margin at 10.2%, Adjusted Net Profit at €1.4 billion, up 51%. Net Profit down 38% to €0.6 billion, including €0.7 billion charge related to U.S. diesel emissions matters. Operating metrics guidance confirmed; Net industrial cash reflects production realignment to expected demand and accelerated discretionary pension contribution.

•	Worldwide combined shipments(2) of 1,160 thousand units, up 3%, mainly due to NAFTA and LATAM, partially offset by APAC and EMEA

•	Net revenues(1) of €28.8 billion, up 9% (up 11% at constant exchange rates, or CER), with higher shipments, positive pricing and mix

•	Adjusted EBIT(1),(3) of €1,995 million, up 13% (up 16% at CER), with margin up 20 bps to 6.9%

•
Adjusted net profit(1),(3) of €1,396 million, up 51% (up 54% at CER); Net profit of €564 million, down 38% (down 33% at CER) reflecting a €0.7 billion charge for estimated costs related to U.S. diesel emissions matters(*)

•	Net industrial debt(1) of €0.2 billion, after acceleration of €0.6 billion discretionary pension contribution, net of tax

•	Moody's raised FCA's outlook to positive from stable and affirmed its Corporate Family Rating at "Ba2"

•
Agreement announced to sell Magneti Marelli to CK Holdings Co., Ltd. The combined business will operate under the name Magneti Marelli CK Holdings. The agreement represents a transaction value of €6.2 billion

•
Transaction enables payment of an extraordinary dividend of €2 billion at closing, which is in addition to the commencement of an annual ordinary dividend in Spring 2019 of 20% of earnings as presented at 2018 Capital Markets Day. Both are subject to Board of Directors and shareholder approval

The following Group results(1) include Magneti Marelli for comparability with prior periods and previously provided guidance

Nine months ended September 30				FINANCIAL RESULTS (1) (including Magneti Marelli)	Three months ended September 30
2018	2017	Change		(€ million, except as otherwise noted)	2018	2017	Change
3,665	3,493	172	+5%	Combined shipments (thousands of units)	1,160	1,123	37	+3%
3,526	3,267	259	+8%	Consolidated shipments (thousands of units)	1,125	1,051	74	+7%
84,791	82,058	2,733	+3%	Net revenues	28,771	26,414	2,357	+9%
5,261	5,160	101	+2%	Adjusted EBIT	1,995	1,758	237	+13%
2,339	2,706	(367)	(14)%	Net profit	564	910	(346)	(38)%
3,415	2,673	742	+28%	Adjusted net profit	1,396	922	474	+51%
1.48	1.73	(0.25)		Diluted earnings per share (EPS) (€)	0.36	0.58	(0.22)
2.17	1.71	0.46		Adjusted diluted EPS(3) (€)	0.89	0.59	0.30

At September 30, 2018	At December 31, 2017	Change			At September 30, 2018	At June 30, 2018	Change
(189)	(2,390)	2,201		Net industrial cash/(debt)	(189)	456	(645)
(15,426)	(17,971)	2,545		Debt	(15,426)	(16,362)	936
19,975	20,377	(402)		Available liquidity	19,975	21,170	(1,195)

ADJUSTED EBIT(1)	ADJUSTED NET PROFIT(1)

•
NAFTA record results of €1.9 billion, with record 10.2% margin on the back of new Jeep and Ram models
•
LATAM up 41% despite economic deterioration in Argentina and negative foreign exchange effects
•
EMEA decrease due to Worldwide Harmonized Light Vehicle Test Procedure (WLTP) transition and associated negative price impacts
•
APAC decreased due to lower China volumes and prior year benefit from Tianjin insurance recoveries
•
Maserati decreased due to lower China and Europe volumes

•
Adjusted net profit up 51%, due primarily to stronger operating performance, reduced net financial and tax expense
•
Net financial expenses of €278 million, down €43 million
•
Tax expense of €321 million, down €194 million, due to reduced U.S. tax rate and tax benefits recorded on tax positions finalized in the quarter, including the impact from an accelerated discretionary pension contribution

NET INDUSTRIAL CASH/(DEBT)	2018 GUIDANCE(4)

•
Change of €0.6 billion from Q2 2018 to Net industrial debt position of €0.2 billion primarily due to acceleration of €0.6 billion discretionary pension contribution, net of tax
•
Industrial free cash outflows of €0.2 billion (net of capital expenditures of €1.5 billion), primarily impacted by working capital seasonality
•
Available liquidity decreased €1.2 billion to €20.0 billion, reflecting repayment of notes at maturity and accelerated discretionary pension contribution

Operating metrics confirmed. Net industrial cash reflects production realignment to expected demand and accelerated discretionary pension contribution, net of tax
•
Net revenues €115 - €118 billion
•
Adjusted EBIT €7.5 - €8.0 billion
•
Adjusted net profit ~ €5.0 billion
•
Net industrial cash of €1.5 - €2.0 billion from ~ €3.0 billion

________________________________________________________________________________________________________________________________
(*) This charge does not represent an agreed settlement amount nor an admission of liability, but represents an estimate of the provisions under applicable accounting guidelines based on progress of settlement discussions with counterparties.
(1) Refer to page 2 for highlights excluding Magneti Marelli in line with its presentation as a discontinued operation in the Interim Report for the three and nine months ended September 30, 2018; (2) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (3) Refer to page 6 for the reconciliations of Net profit to Adjusted EBIT, page 7 for the reconciliations of Net profit to Adjusted net profit and Diluted EPS to Adjusted diluted EPS and page 8 for the reconciliations of Debt to Net industrial cash/(debt) and cash flows from operating activities to Industrial free cash flows; (4) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain. Amounts include the results of Magneti Marelli and do not include any impacts from the announced sale of Magneti Marelli or U.S. diesel emissions matters.

Group results - excluding Magneti Marelli
As a result of the announced sale of Magneti Marelli and, in accordance with IFRS, Magneti Marelli will be presented as a discontinued operation in the Interim Report for the three and nine months ended September 30, 2018, and its results will be presented net of tax in a separate, single line item after Net profit from continuing operations, with the comparative amounts restated. The remaining Components activities are no longer considered a separate reportable segment and are included within "Other activities".

Nine months ended September 30				FINANCIAL RESULTS (excluding Magneti Marelli)	Three months ended September 30
2018	2017	Change		(€ million, except as otherwise noted)	2018	2017	Change
80,938	78,148	2,790	+4%	Net revenues - continuing operations	27,594	25,192	2,402	+10%
4,907	4,830	77	+2%	Adjusted EBIT - continuing operations	1,872	1,648	224	+14%
2,159	2,550	(391)	(15)%	Net profit from continuing operations	514	822	(308)	(37)%
3,215	2,504	711	+28%	Adjusted net profit - continuing operations	1,343	854	489	+57%
1.38	1.64	(0.26)		Diluted EPS - continuing operations (€)	0.33	0.53	(0.20)
2.05	1.61	0.44		Adjusted diluted EPS - continuing operations (€)	0.86	0.55	0.31

Results by segment

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Three months ended September 30			Three months ended September 30
2018	2017	(€ million)	2018	2017
19,073	16,126	NAFTA	1,937	1,286
1,983	2,115	LATAM	83	59
582	782	APAC	(96)	109
4,955	4,975	EMEA	(25)	127
631	821	Maserati	15	113
370	373	Other activities, unallocated items and eliminations	(42)	(46)
27,594	25,192	Total continuing operations, excluding Magneti Marelli	1,872	1,648
1,177	1,222	Magneti Marelli, net of inter-company eliminations	123	110
28,771	26,414	Total - including Magneti Marelli	1,995	1,758

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Nine months ended September 30			Nine months ended September 30
2018	2017	(€ million)	2018	2017
53,025	49,307	NAFTA	4,550	3,878
5,979	5,798	LATAM	258	99
1,853	2,424	APAC	(184)	174
16,925	16,615	EMEA	345	505
1,953	2,844	Maserati	103	372
1,203	1,160	Other activities, unallocated items and eliminations	(165)	(198)
80,938	78,148	Total continuing operations, excluding Magneti Marelli	4,907	4,830
3,853	3,910	Magneti Marelli, net of inter-company eliminations	354	330
84,791	82,058	Total - including Magneti Marelli	5,261	5,160

NAFTA	Three months ended September 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	673	592	+14%	—
Net revenues (€ million)	19,073	16,126	+18%	+18%
Adjusted EBIT (€ million)	1,937	1,286	+51%	+52%
Adjusted EBIT margin	10.2%	8.0%	+220 bps	—

Record results with Adjusted EBIT up 51% and margin at 10.2%
•
U.S. market share(5) at 12.9%, up 160 bps year-over-year, with retail share at 12.7%, up 150 bps, and U.S. fleet mix at 17%, up 200 bps
•
Increase in shipments mainly due to all-new Ram 1500 and Jeep Wrangler, as well as new Jeep Cherokee
•
Higher Net revenues primarily due to positive effects from volumes and net pricing
•
Adjusted EBIT increase due to higher volumes, positive mix and net pricing, partially offset by increased product content and logistics costs

LATAM	Three months ended September 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	151	140	+8%	—
Net revenues (€ million)	1,983	2,115	(6)%	+14%
Adjusted EBIT (€ million)	83	59	+41%	+83%
Adjusted EBIT margin	4.2%	2.8%	+140 bps	—

Adjusted EBIT up 41%, with margin at 4.2%, despite Argentina economic downturn
•
Market-leader in Brazil, with share(6) up 60 bps to 18.2%, Argentina up 70 bps to 12.7%
•
Shipments increased, with 15% increase in Brazil partially offset by impact of Argentina economic downturn
•
Net revenues decrease primarily due to negative foreign exchange translation effects, partially offset by higher shipments, pricing and mix
•
Adjusted EBIT increase mainly as a result of higher volumes, positive pricing and favorable mix, partially offset by negative foreign exchange effects and higher advertising costs related to new vehicles

APAC	Three months ended September 30		Change
	2018	2017	Actual	CER
Combined shipments(2) (thousands of units)	46	66	(30)%	—
Consolidated shipments(2) (thousands of units)	19	23	(17)%	—
Net revenues (€ million)	582	782	(26)%	(24)%
Adjusted EBIT (€ million)	(96)	109	n.m(7)	n.m(7)
Adjusted EBIT margin	(16.5)%	13.9%	n.m(7)	—

Continuation of challenges in China, prior year benefit of Tianjin insurance recovery
•
Shipments down primarily due to China market weakness and increased competition
•
Net revenues decrease due to lower consolidated volumes, unfavorable mix and pricing actions
•
Decrease in Adjusted EBIT primarily due to lower net revenues and lower results from China JV, as well as the benefit of the Tianjin port explosions final insurance recovery of €87 million included in prior year results
•
Results exclude €129 million impairment of inventory in connection with acceleration of new emissions standards in China and slower than expected sales

______________________________________________________________________________________________________
(5) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive; (6) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers; (7) Number is not meaningful.

EMEA	Three months ended September 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	273	285	(4)%	—
Net revenues (€ million)	4,955	4,975	—%	—%
Adjusted EBIT (€ million)	(25)	127	n.m(7)	n.m(7)
Adjusted EBIT margin	(0.5)%	2.6%	n.m(7)	—

Market transition to new emissions standards. Jeep shipments up 29%
•
European market share (EU28+EFTA) for passenger cars up 10 bps to 6.3% and Light commercial vehicles (LCVs)(8) down 30 bps to 10.6%
•
Shipments slightly down, with higher Jeep shipments more than offset by lower Fiat volumes
•
Net revenues flat, with favorable mix offset by lower shipments and continued negative net pricing
•
Adjusted EBIT decrease due to the items impacting net revenues above, negative trim and channel mix, impacts from the transition to WLTP, as well as higher advertising costs, partially offset by purchasing and manufacturing efficiencies

MASERATI	Three months ended September 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	8.8	10.9	(19)%	—
Net revenues (€ million)	631	821	(23)%	(23)%
Adjusted EBIT (€ million)	15	113	(87)%	(86)%
Adjusted EBIT margin	2.4%	13.8%	n.m(7)	—

Continued market challenges in China and inventory management actions
•
Shipments down, primarily from lower volumes in China and Europe, more than offsetting slight increase in North America
•
Net revenues decrease primarily due to lower volumes and market mix
•
Adjusted EBIT decrease primarily due to lower volumes, market mix and increased research and development costs

______________________________________________________________________________________________________
(8) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

Brand Activity

▪
All-new Jeep Wrangler launched in Europe and Korea
▪
All-new Jeep Cherokee launched in Europe and Australia
▪
All-new Jeep Compass launched in Korea
▪
All-new Jeep Commander 5-passenger SUV launched in China
▪
Jeep brand presents the 2018 Jeep Wrangler Moab Edition, the first limited-edition model based on the all-new Jeep Wrangler
▪
Jeep Grand Cherokee wins gold at the 2018 "Asia Today Korea Consumer Confidence Awards"

▪
Ram reveals new 2018 2500/3500 Heavy Duty "Longhorn Ram Rodeo Edition"
▪
2019 Ram 1500 named to the third annual "Wards 10 Best User Experience List" for 2018
▪
Ram announced the new 2018 limited-edition Power Wagon Mojave Sand Model

▪
World premiere of the V8 Levante GTS and European debut of the Levante Trofeo at the "Goodwood Festival of Speed". Maserati also unveils its 2019 model range at the event
▪
Maserati stars at the 2018 "Monterey Car Week" in California with the new V8 Levante GTS and Trofeo
▪
Maserati Ghibli is voted "Best New Design of 2018" upper class segment by readers of auto motor und sport

▪
Alfa Romeo Stelvio Quadrifoglio is named "SUV of the Year 2018" by Auto Zeitung
▪
Alfa Romeo Stelvio Quadrifoglio named Northwest’s "Most Fun-to-Drive Vehicle" and "Most Fun SUV" by the Northwest Automotive Press Association
▪
Alfa Romeo Stelvio Quadrifoglio named "Performance SUV of the Year" by the Automotive Video Association
▪
Alfa Romeo Stelvio Quadrifoglio receives top award in the "Premium Panoramic" category at the eighth annual "Topless in Miami" hosted by the Southern Automotive Media Association
▪
Alfa Romeo Giulia Carbonio Limited Edition launched in Australia

▪
Chrysler Pacifica ranks highest among minivans for second consecutive year in J.D. Power’s "2018 U.S. Automotive Performance, Execution and Layout Study"
▪
Chrysler 300 awarded best-in-class for the large car segment in AutoPacific's 2018 Ideal Vehicle awards

▪
2019 Dodge Challenger R/T Scat Pack 1320 unveiled, powered by the 392 HEMI V8 that delivers 485 horsepower and 475 lb-ft of torque
▪
“Roadkill Nights Powered by Dodge” attracted more than 44,000 enthusiasts from around the country to watch and participate in legal street racing in Michigan

▪ Abarth launched five new versions of the 595 in EMEA with power levels from 145 to 180 HP

▪
New Fiat 500X unveiled in Europe
▪
Fiat 500e and Fiat 124 Spider Abarth named to Driving Today’s top 10 list of "Coolest Cars under $35,000"
▪
In Brazil, Fiat Fiorino is two-time winner of Agência Autoinforme’s "Higher Resale Value" award - Commercial Vehicle category
▪
Fiat Cronos Drive 1.3L is elected as "Best Buy 2018" in the "under R$ 60.000" category by Quatro Rodas magazine of Brazil
▪
Celebrating its legendary past, Fiat announces the return of the Fiat 500 1957 edition in both hatchback and cabrio configurations

Reconciliations

Nine months ended September 30		Net profit to Adjusted EBIT	Three months ended September 30
2018	2017	(€ million)	2018	2017
2,339	2,706	Net profit	564	910
180	156	Less: Net profit - discontinued operations	50	88
2,159	2,550	Net profit from continuing operations	514	822
868	2,065	Tax expense	277	517
801	1,010	Net financial expenses	249	292
		Adjustments:
713	—	Charge for U.S. diesel emissions matters(A)	713	—
164	133	Impairment expense and supplier obligations	—	80
129	—	China inventory impairment(B)	129	—
111	—	U.S. special bonus payment	—	—
78	—	Employee benefits settlement losses	—	—
26	80	Restructuring costs, net of reversals(C)	24	3
—	(68)	Tianjin (China) port explosions insurance recoveries	—	(68)
—	(49)	Gains on disposal of investments	—	—
(46)	—	Recovery of costs for recall - airbag inflators	(3)	—
(47)	(895)	Brazilian indirect tax – reversal of liability/recognition of credits(D)	(47)	—
(50)	—	(Recovery of)/costs for recall - contested with supplier	13	—
1	4	Other	3	2
1,079	(795)	Total adjustments - continuing operations	832	17
4,907	4,830	Adjusted EBIT - continuing operations(9)	1,872	1,648
354	330	Adjusted EBIT - discontinued operations(9)	123	110
5,261	5,160	Adjusted EBIT(1),(9)	1,995	1,758
Q3 2018 Adjusted EBIT excludes adjustments primarily related to:

(A)	Charge for estimated costs related to U.S. diesel emissions matters

(B)	Impairment of inventory in connection with acceleration of new emissions standards in China and slower than expected sales

(C)	Restructuring costs of €60 million in EMEA partially offset by reversal of €36 million of previously recorded restructuring costs in LATAM

(D)	Credits recognized related to indirect taxes in Brazil

______________________________________________________________________________________________________
(9) Adjusted EBIT - continuing operations excludes certain adjustments from Net profit from continuing operations including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). Adjusted EBIT includes both Adjusted EBIT - continuing operations and Adjusted EBIT - discontinued operations.

Nine months ended September 30		Net profit to Adjusted net profit	Three months ended September 30
2018	2017	(€ million)	2018	2017
2,339	2,706	Net profit	564	910
180	156	Less: Net profit - discontinued operations	50	88
2,159	2,550	Net profit from continuing operations	514	822
1,079	(795)	Total adjustments - continuing operations (as above)	832	17
(23)	15	Tax impact on adjustments(E)	(3)	15
—	281	Brazil deferred tax assets write-off	—	—
—	453	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	—	—
1,056	(46)	Total adjustments, net of taxes - continuing operations	829	32
3,215	2,504	Adjusted net profit - continuing operations(10)	1,343	854
200	169	Adjusted net profit - discontinued operations(10)	53	68
3,415	2,673	Adjusted net profit(1),(10)	1,396	922

(E)	Reflects tax impact on adjustments excluded from Adjusted EBIT noted above.

Nine months ended September 30		Diluted EPS to Adjusted diluted EPS	Three months ended September 30
2018	2017		2018	2017
1.48	1.73	Diluted EPS (€/share)	0.36	0.58
0.11	0.09	Less: Diluted EPS - discontinued operations	0.03	0.05
1.38	1.64	Diluted EPS - continuing operations (€/share)(*)	0.33	0.53
0.67	(0.03)	Impact of adjustments, net of taxes, on Diluted EPS - continuing operations(€/share)	0.53	0.02
2.05	1.61	Adjusted diluted EPS - continuing operations (€/share)(11)	0.86	0.55
0.12	0.10	Adjusted diluted EPS - discontinued operations (€/share)(11)	0.03	0.04
2.17	1.71	Adjusted diluted EPS (€/share)(1), (11)	0.89	0.59
1,567,701	1,553,407	Weighted average number of shares outstanding for Diluted EPS (thousand)	1,568,788	1,558,936
(*)Figures may not add due to rounding

______________________________________________________________________________________________________
(10) Adjusted net profit - continuing operations is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT - continuing operations, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. Adjusted net profit includes both Adjusted net profit - continuing operations and Adjusted net profit - discontinued operations; (11) Adjusted diluted EPS - continuing operations is calculated by adjusting Diluted EPS for the post-tax impact of the same items excluded from Adjusted EBIT - continuing operations, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. Adjusted diluted EPS includes both Adjusted diluted EPS - continuing operations and Adjusted diluted EPS - discontinued operations.

Debt to Net industrial cash/(debt)	At September 30, 2018	At June 30, 2018	At December 31, 2017
(€ million)
Debt	(15,426)	(16,362)	(17,971)
Current financial receivables from jointly-controlled financial services companies	350	296	285
Derivative financial assets/(liabilities), net and collateral deposits	272	326	206
Current debt securities(12)	371	284	176
Cash and cash equivalents	11,926	13,243	12,638
Net cash/(debt)	(2,507)	(2,213)	(4,666)
Exclude: Net financial services debt	2,318	2,669	2,276
Net industrial cash/(debt)(13)	(189)	456	(2,390)

Cash flows from operating activities to Industrial free cash flows		Three months ended September 30
(€ million)		2018	2017
Cash flows from operating activities		779	2,051
Less: Operating activities not attributable to industrial activities		(16)	(17)
Less: Capital expenditures for industrial activities		(1,514)	(2,044)
Add back: Discretionary pension contribution, net of tax		594	—
Industrial free cash flows(14)		(157)	(10)

______________________________________________________________________________________________________
(12) Excludes certain debt securities held pursuant to applicable regulations (€69 million at September 30, 2018, €67 million at June 30, 2018 and €59 million at December 31, 2017); (13) Net industrial cash/(debt) is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) certain current debt securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial cash/(debt). Net industrial cash/(debt) should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial cash/(debt) depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial cash/(debt) should therefore be evaluated alongside these other measures as reported under IFRS for a more complete view of the Company’s capital structure and liquidity; (14) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities related to financial services, net of eliminations; Investment in property, plant and equipment and intangible assets for industrial activities; and adjusted for discretionary pension contributions in excess of those required by the pension plans.

This document, and in particular the section entitled “2018 Guidance”, contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including net cash/(debt) and net industrial cash/(debt), revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group's ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingent obligations affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On October 30, 2018, at 3 p.m. GMT, management will hold a conference call to present the 2018 third quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, October 30, 2018